March 14, 2017 U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust – N-14 (File No. 333-216244)

Ladies and Gentlemen,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment is hereby added at the bottom of the Facing Page of the above-referenced N-14, as filed with the Securities and Exchange Commission on February 24, 2017:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

The delaying amendment was inadvertently omitted from the filing of the N-14.

If you have any questions or require additional information, please contact Tanya Goins, at (404) 541-2954.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins